

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2017

Christine Klaskin
VP, Finance and Principal Financial Officer
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

   Re: AGENUS INC
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 16, 2017
    Form 10-Q for the Quarterly Period Ended September 30, 2017
    Filed November 7, 2017
    File No. 000-29089

Dear Ms. Klaskin:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Unaudited Condensed Consolidated Financial Statements
Note H - Collaboration Agreement, page 10

1. Please provide us a full accounting analysis with reference to authoritative literature of your February 14, 2017 transactions with Incyte Corporation. Include the following in your analysis:

  • With respect to the amendment to your January 9, 2015 License, Development and Commercialization Agreement, explain the basis for your accounting treatment of the $20 million in accelerated milestone payments as revenue during the nine months ended September 30, 2017. In this regard, discuss your consideration of whether the amendment should be evaluated with the remaining performance obligations from the original agreement as one arrangement.

- With respect to the Stock Purchase Agreement also entered into on February 14, 2017, tell us what consideration was given to the fact that the agreements were entered into contemporaneously and how you accounted for the amount received over the fair value of the shares issued.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 with any questions.

                         Division of Corporation Finance
                         Office of Healthcare & Insurance